FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For June 26, 2008

Commission File Number: 001-32689

SUNTECH POWER HOLDINGS CO., LTD.
(Translation of registrant’s name into English)
17-6 Changjiang South Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-     N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K
Other Events.
Suntech Power Holdings Co., Ltd. (NYSE: STP) has signed a commitment to invest in Global Solar Fund, S.C.A, Sicar (GSF). GSF is an investment fund created to make investments in private companies that own or develop projects in the solar energy sector. Suntech has made an initial commitment of EUR58 million to be invested in the GSF. Initially, Dr. Zhengrong Shi, Suntech’s Chairman and CEO, and Dr. Stuart Wenham, Suntech’s Chief Technology Officer, have been appointed to board seats at Global Solar Fund Partners S.a r.l., although it is intended that Zhizhong Qiu, a managing director of ABN AMRO in charge of the Greater China practice and a director of Suntech, replace Dr. Wenham on the board of Global Solar Fund Partners S.a. r.l. as a result of Mr. Qiu’s investment and financial experience. Additional investments may be made into the GSF by third parties which may include partners, consultants, employees and affiliates of Suntech. Current investors in the GSF aside from Suntech include Dr. Shi and consultants affiliated with Suntech.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.
By:	/s/ Zhengrong Shi
	Name:	Zhengrong Shi
	Title:	Chairman and Chief Executive Officer

Date: July 2, 2008